Exhibit 1

MIND CTI Reports Second Quarter 2020 Results

Yoqneam, Israel, August 11, 2020 MIND C.T.I. LTD. – (NasdaqGM:MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its second quarter ended June 30, 2020.

The following will summarize our major achievements in the second quarter of 2020 as well as our business. The financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights

●	Revenues of $5.6 million, compared with $5.7 in the second quarter of 2019.

●	Operating income of $1.4 million, or 25% of total revenues, compared with $1.0 million, or 18% of total revenues in the second quarter of 2019.

●	Net income was $1.4 million, or $0.07 per share, compared with $1.0 million, or $0.05 per share in the second quarter of 2019.

●	Multiple follow-on orders, including two significant ones.

●	Cash flow from operating activities in the quarter of $1.3 million, compared with $1.1 million in the second quarter of 2019.

Six Month Financial Highlights

●	Revenues of $11.6 million, compared with $10.2 million in the first six months of 2019, with the increase attributed to the acquisition of Message Mobile in March 2019 and of GTX in September 2019, which generated revenues of approximately $4.3 million during the first half of 2020, while in 2019 only Message Mobile contributed to the six months revenues with only Q2 revenues of $1.6 million.

●	Operating income of $2.7 million, or 23% of total revenues, compared with $2.5 million or 25 % of total revenues in the first six months of 2019.

●	Net income of $2.6 million, or $0.13 per share, compared with $2.5 million, or $0.13 per share in the first six months of 2019.

●	Cash flow from operating activities in the first six months of 2020 was $2.3 million, compared with $3.4 million in the first six months of 2019.

Monica Iancu, MIND CTI CEO, commented: “The decline in revenues in Q2 2020 was in line with our expectations as previously conveyed. The increase in net income reflects the measures applied in Q2 to reduce cost, such as the temporary part-time work that we enforced for two months in Q2, the low travel expenses as a result of travel limitations as well as the increase in financial income that fluctuates among quarters. We are excited with the latest upgrade of an existing significant customer. We continue to invest in new technologies and expanding our platform to better support digital transformations. While we cannot estimate the impact of COVID-19 for the long term, we expect this year’s dividend to be similar to the previous year’s one, subject to Board approval.”

Financial Income and Cash Position

Financial income fluctuates from quarter to quarter. Our financial income (expenses), net consists mainly of interest earned on bank deposits and short-term investments, gains and losses from the change in value and realization of marketable securities, gains and losses from the conversion of monetary balance sheet items denominated in non-dollar currencies into dollars, net of financing costs, and bank charges.

Our cash position, including short and long-term deposits and marketable securities, was $12.8 million as of June 30, 2020, compared with $12.2 million as of June 30, 2019.

As previously announced, the Board declared, on March 11, 2020, a cash dividend of $0.24 per share before withholding tax. The dividend declared and distributed in April 2020 was approximately $4.8 million.

Message Mobile GmbH 2019 Results

As previously announced, after reviewing the revenue recognition methodology for messaging and mobile payment transactions, based on the key principal-versus-agent considerations under ASC 606, Revenues from Contract with Customers, we concluded to recognize revenues from Message Mobile’s mobile payments line of business on a “net basis” instead of a “gross basis”. Consequently, only our share in the processed transactions is recognized as revenues.

As a result of the above, our final consolidated revenues for Q2 2019 were $5.7 million instead of $6.0 million in the preliminary Q2 amounts announced in 2019. (Message Mobile being $1.6 million instead of $1.9 million) and the final consolidated cost of revenues were $2.9 million instead of $3.2 million (Message Mobile being $1.3 million instead of $1.6 million).

All the other metrics, including gross profit, operating income and cash, are unchanged from the preliminary amounts announced in 2019.

Revenue Distribution for Q2 2020

The Americas represented 47%, Europe represented 49% (including the Message Mobile and GTX revenues in Germany that represented 35%) and the rest of the world represented 4% of total revenues.

Customer care and billing software totaled $3.0 million, or 53% of total revenues, enterprise messaging and payment solutions were $2.0 million, or 35% of total revenues and enterprise call accounting software totaled $0.6 million, or 12% of total revenues.

Licenses totaled $0.3 million, or 9% of total revenues, while maintenance and additional services were $5.3 million, or 91% of total revenues.

Follow-on Orders

This quarter’s follow-on orders include a major upgrade of our billing platform at a very important long-term customer. This significant upgrade will be completed around year end. The upgrade substantiates our value proposition for the customer and we believe it indicates continuation of recurring maintenance and professional services revenues for future years. A second significant follow-on order is for specific customizations to be delivered with Agile methodology throughout the year to another important customer.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, Romania, Germany and Israel.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND CTI Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2020	2019	2020	2019
	U.S. dollars in thousands (except per share data)

REVENUES	$5,635	*$5,734	$11,643	*$10,195
COST OF REVENUES	2,599	*2,879	5,477	*4,090
GROSS PROFIT	3,036	2,855	6,166	6,105
OPERATING EXPENSES:
Research and development expenses	928	1,051	1,921	1,990
Selling and marketing expenses	245	243	674	548
General and administrative expenses	455	524	876	1,047
Total operating expenses	1,628	1,818	3,471	3,585
OPERATING INCOME	1,408	1,037	2,695	2,520
FINANCIAL INCOME, net	134	136	126	274
INCOME BEFORE TAXES ON INCOME	1,542	1,173	2,821	2,794
TAXES ON INCOME	129	126	234	253
NET INCOME	$1,413	$1,047	$2,587	$2,541

EARNINGS PER SHARE - basic and diluted - in U.S. dollars	$0.07	$0.05	$0.13	$0.13

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	19,898	19,818	19,898	19,649
Diluted	20,028	19,999	20,083	19,870

* See “Message Mobile GmbH 2019 Results” paragraph in the press release.

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2020	2019
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,837	$6,479
Short-term bank deposits	6,865	6,795
Marketable securities	1,969	1,916
Accounts receivable, net:
Trade	2,852	3,082
Other	770	577
Prepaid expenses	264	224
Inventories	4	4
Total current assets	16,561	19,077

INVESTMENTS AND OTHER NON-CURRENT ASSETS:
Marketable securities	118	129
Severance pay fund	1,644	1,725
Deferred income taxes	36	36
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization	183	167
RIGHT-OF-USE ASSETS, net of accumulated depreciation	1,151	1,290
INTANGIBLE ASSETS, net of accumulated amortization	706	761
GOODWILL	7,914	7,910
Total assets	$28,313	$31,095

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$1,926	$2,066
Other	1,694	1,818
Current maturities of lease liabilities	255	292
Deferred revenues	1,686	1,892
Total current liabilities	5,561	6,068

LONG-TERM LIABILITIES:
Deferred revenues	90	103
Lease liabilities, net of current maturities	877	983
Employee rights upon retirement	1,696	1,775
Deferred income taxes	212	230
Total liabilities	8,436	9,159

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,162	27,050
Accumulated other comprehensive loss	(868)	(884)
Accumulated deficit	(5,268)	(3,080)
Treasury shares	(1,203)	(1,204)
Total shareholders’ equity	19,877	21,936
Total liabilities and shareholders’ equity	$28,313	$31,095

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months		Six Months
	Ended June 30,		Ended June 30,
	2020	2019	2020	2019
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,413	$1,047	$2,587	$2,541
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	47	35	93	48
Accrued severance pay	35	71	65	143
Deferred income taxes, net	(18)	(9)	(18)	(9)
Unrealized gain from marketable securities, net	(78)	(5)	(27)	(19)
Realized gain on sale of marketable securities, net	(2)	(39)	(7)	(78)
Employees share-based compensation expenses	57	47	113	94
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(268)	(426)	229	(51)
Other	(124)	161	(189)	167
Decrease (increase) in prepaid expenses	26	294	(40)	(121)
Increase (decrease) in accounts payable and accruals:
Trade	197	(104)	(137)	396
Other	(54)	(147)	(125)	(316)
Change in operating lease liability	28	(23)	(5)	(11)
Decrease (increase) in deferred revenues	12	245	(218)	637
Net cash provided by operating activities	1,271	1,147	2,321	3,421

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of a subsidiary	-	-	-	(2,215)
Purchase of property and equipment	(41)	(11)	(53)	(12)
Severance pay funds	(30)	(58)	(63)	(113)
Proceeds from sale (investment in) of marketable securities	140	536	(8)	2,213
Proceeds from (investment in) short-term bank deposits	(3,805)	(285)	(70)	2,435
Net cash provided by (used in) investing activities	(3,736)	182	(194)	2,308
CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	(4,775)	(1,012)	(4,775)	(5,061)
Net cash used in financing activities	(4,775)	(1,012)	(4,775)	(5,061)
Translation adjustments on cash and cash equivalents	61	-	6	-

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,179)	317	(2,642)	668
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,016	3,154	6,479	*2,803
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$3,837	$3,471	$3,837	$3,471

* Includes $2,739 cash and cash equivalents and $64 restricted cash that was presented in other receivables.